SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of October, 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited non-consolidated estimated earnings results for the first nine months ended September 30, 2009 and 2010 as attached hereto.

Disclaimer:

The financial information relating to the non-consolidated results of operations of Korea Electric Power Corporation (“KEPCO”) for the first nine months ended September 30, 2009 and 2010 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial results of operations of KEPCO for the first nine months ended September 30, 2010, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

Korea Electric Power Corporation

PRELIMINARY NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

For the first nine months ended September 30, 2009 and 2010

(Unit : in billions of Korean Won)	3Q 2010 (Jan.~Sep.)	3Q 2009 (Jan.~Sep.)	Change
Operating revenues:	28,885	25,054	15.3%

Sale of electric power	28,142	24,781	13.6%
Other operating revenues	282	249	13.1%
Revenues for other businesses	461	24	1834.0%

Operating expenses:	30,761	24,974	23.2%

Purchased power	26,035	20,875	24.7%
Maintenance	500	548	(8.7)%
Depreciation	1,517	1,494	1.5%
Other operating expenses	2,254	2,018	11.7%
Expenses for other businesses	455	39	1055.1%

Operating income	(1,876)	80	(2448.4)%

Non-operating income:	2,804	1,778	57.7%

Gain on foreign currency transactions and translation	147	174	(15.8)%
Investment income from affiliates	2,327	1,262	84.4%
Other	330	342	(3.5)%

Non-operating expenses:	1,098	1,425	(23.0)%

Interest expenses	858	761	12.8%
Loss on foreign currency transactions and translation	43	529	(92.0)%
Investment loss from affiliates	42	27	58.8%
Other	155	108	43.5%

Earnings before taxes	(170)	433	(139.3)%

Provision for income taxes	(119)	144	(182.6)%

Net income	(51)	289	(117.7)%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-keun
Name:	Shin, Chang-keun
Title:	Vice President

Date: October 22, 2010